EXHIBIT 99.1
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ABITIBI-CONSOLIDATED INC.
THIRD QUARTER REPORT TO SHAREHOLDERS


$69 MILLION LOSS IN THIRD QUARTER 2003

Abitibi-Consolidated reported a loss of $69 million, or 16 cents a share, in the third quarter ended September 30, 2003 compared to net earnings of $77 million, or 17 cents a share, in the same quarter of 2002. The Company recorded in the quarter an after-tax gain of $7 million on translation of foreign currencies, derived primarily from its U.S. dollar denominated debt compared to an after-tax loss of $177 million on translation of foreign currencies in the same quarter of 2002. Also, in the third quarter of 2002 the Company sold 75% of the Saint-Felicien, Quebec pulp mill for a net profit of $289 million. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales were $1,176 million in the third quarter of 2003 compared to $1,284 million in the third quarter of 2002. The operating loss from continuing operations was $31 million in the third quarter of 2003 compared to an operating profit from continuing operations of $29 million for the third quarter of 2002.

Lower operating income from continuing operations in the third quarter of 2003 resulted mainly from the impact of a stronger Canadian dollar, lower selling prices for value-added groundwood papers, lower newsprint sales volume and higher value-added groundwood paper cost of goods sold. These factors were partially offset by higher newsprint selling prices in North America and lower newsprint and wood products cost of goods sold.

Selling, General and Administrative expenses were higher by $5 million compared to the third quarter of 2002, mainly due to a credit for capital tax recorded in 2002, a higher capital tax in 2003 and a higher cost related to the insurance of accounts receivable.

Financial expenses were down by $23 million compared to the third quarter of 2002, primarily attributable to lower interest costs due to debt repayment, following the sale of 75% of the Saint-Felicien, Quebec pulp mill in August of 2002, a premium paid related to early debt retirement in 2002, as well as the impact of a stronger Canadian dollar.

For the nine-month period ended September 30, 2003, net earnings amounted to $259 million compared to $230 million in the same period last year. On a per share basis, the Company recorded net earnings of $0.59 compared to $0.52 in the same period of 2002. During these periods the weighted average number of shares outstanding remained constant at 440 million.

Net sales were $3,578 million in the nine-month period ended September 30, 2003 compared to $3,806 million in the same period last year. The operating loss from


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

continuing operations was $112 million compared to an operating profit from continuing operations of $164 million for the same period of 2002.

Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) as an indicator of performance.

         Table 1: Impact of Specific Items
                                                                     In millions of dollars
                                                                   (except per share amount)
                                                     -------------------------------------------------------
                                                           Third quarter               Nine-month period
                                                     ---------------------------    ------------------------
                                                            2003           2002          2003          2002
                                                     ------------    -----------    ----------    ----------
         Net earnings (loss) as reported                   ($69)            $77          $259          $230
            (In accordance with GAAP)
             $ per share                                  (0.16)           0.17          0.59          0.52

         Specific items (after taxes):
           Loss (gain) on translation of
             foreign currencies                              (7)            177          (492)          (31)
           Gain on sale of the Saint-Felicien
             pulp mill                                                     (289)                       (289)
           Income tax adjustments                           (14)            (25)          (46)          (22)
           Charge on debt repayment                                           7                           7
           Reversal of Countervailing and
             Anti-dumping duties                                                                        (13)

                                                     ------------    -----------    ----------    ----------
         Loss excluding specific items                     ($90)           ($53)        ($279)        ($118)
            (Not in accordance with GAAP)
             $ per share                                  (0.20)          (0.12)        (0.63)        (0.27)

As the above table indicates, during the third quarter of 2003, the Company recorded an after-tax gain on translation of foreign currencies of $7 million. Also in the same quarter, the Company re-assessed its on-going effective average income tax rate resulting in a future income tax recovery of $14 million.

During the third quarter of 2002, the Company recorded an after-tax loss on translation of foreign currency of $177 million, a $289 million net profit from the sale of 75% of the Saint-Felicien pulp mill, a favourable income tax adjustment of $25 million and an after-tax charge of $7 million associated with debt retirement.

OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended September 30, was as follows:


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
         Table 2: Operating Profit (Loss) from Continuing Operations

                                                           In millions of dollars
                                             ----------------------------------------------------
                                                  Third quarter             Nine-month period
                                             ------------------------    ------------------------
                                                   2003         2002         2003           2002
Newsprint                                          ($12)          $3         ($43)           ($1)
Value-Added Groundwood  Papers                      (12)          33          (17)           105
Wood Products                                        (7)          (7)         (52)            60
                                             -----------    ---------    ---------    -----------
                                                   ($31)         $29        ($112)          $164


NEWSPRINT

According to the Pulp and Paper Products Council (PPPC), North American demand for newsprint decreased by 3.3% in the third quarter of 2003 compared to the same period in 2002. For the nine-month period, demand decreased by 0.7% compared to the same period last year. Publishers' advertising lineage for the first eight months of 2003, was up 0.9% compared to the same period of 2002. In September, advertising lineage continued on a positive trend as a result of the strength in retail and national advertising, indicating a modest recovery in the publishing market. North American exports performed well in the third quarter of 2003, up 2.3% compared to 2002.

According to the PPPC, at the end of September 2003, total producer and customer newsprint inventories were 31,000 tonnes or 2%, higher than at the end of September 2002 and 86,000 tonnes higher than the previous quarter. U.S. Daily Newspaper inventories increased from 37 days of supply at the end of September 2002 to 38 days of supply at the end of September 2003. The Company's inventories destined to international markets increased by 24,000 tonnes in the third quarter of 2003, compared to the second quarter 2003, while its inventories destined to North American customers rose slightly but remained at low levels.

The Company's newsprint shipments in the third quarter of 2003 were 1,115,000 tonnes compared to 1,197,000 tonnes in the third quarter of 2002. During the third quarter of 2003, the Company took 250,000 tonnes of market-related downtime in order to adjust production according to its order book. This includes 140,000 tonnes of downtime resulting from the indefinite idling of the Sheldon, Texas mill, and a machine at the Port-Alfred, Quebec mill. Despite higher selling prices in North America, mill nets for newsprint were lower than the corresponding period of 2002 due to the stronger Canadian dollar and lower prices in international markets.


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The Company foresees a modest recovery of newsprint consumption in the next quarter as the U.S. economy is forecasted to strengthen and low interest rates continue to favour consumer spending as well as improvement in advertising spending and lineage. In October of 2003, the Company informed its North American customers that it was reducing its previously announced price increase from US$50 per tonne to US$35 per tonne effective August 1, 2003. Also, during the third quarter the Company implemented price increases of between US$50 and US$75 per tonne for new orders from selected international markets including South America, Asia and the Middle East.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2003 was 2% lower than in the same quarter of 2002. This was mainly due to the impact of a stronger Canadian dollar to the Company's U.S. mills' costs and the benefits of its focused downtime strategy, partly offset by cost increases in energy and fibre.


VALUE-ADDED GROUNDWOOD PAPERS

According to the PPPC, North American demand for uncoated groundwood papers increased 3.3% in the first two months of the third quarter of 2003 compared to the same period of 2002. This increase is largely due to continued growth in the glossy paper sector, which is driven by the retail insert and catalog markets.

The Company's shipments of value-added paper grades totalled 458,000 tonnes in the third quarter of 2003, representing the same tonnage as in the third quarter of 2002. Mill nets for the value-added segment were 11% lower than the corresponding period last year primarily resulting from a stronger Canadian dollar and to a lesser extent due to lower prices.

During the third quarter, the Company announced a US$40 per short ton price increase for its AbicalTM and ABIBRITETM grades effective October 1, 2003.

As advertising and retail sales continue to recover, the Company expects market demand for uncoated groundwood papers to improve for the remainder of the year in line with the economic recovery.

On a per tonne basis, the Company's cost of goods sold in the third quarter of 2003 was 2% higher than in the third quarter of 2002. This was mainly due to higher costs in energy and fibre and a change in product mix. The increase was partly offset by the impact of a stronger Canadian dollar to the Company's U.S. mill's costs and lower usage, mainly in labour, energy and wood chips.


WOOD PRODUCTS

U.S. housing starts increased from an annual rate of 1.810 million units during September of 2002 to 1.888 million units during September of 2003. High housing starts in


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September were a reflection of the low interest rate environment. Average U.S.
dollar lumber products prices increased between 6% to 15% during the third quarter of 2003, compared to the same period last year. U.S. dollar market prices for 2 X 4 Random Length had improved by approximately 38% in the middle of September compared to the last week of July, reflecting supply uncertainty resulting from forest fires in British Columbia and the summer shutdowns in Eastern Canada. However, in the second half of September prices steadily dropped to approximately the same level as at the beginning of August.

Sales volume in the third quarter of 2003, totalled 466 million boardfeet (MBf) compared to 428 MBf for the same period in 2002. Average mill nets for the third quarter of 2003 were 5% lower than in the same quarter in 2002 as a result of a stronger Canadian dollar, partly offset by higher lumber prices.

Abitibi-LP, the 50-50 joint-venture the Company formed with Louisiana-Pacific Canada Ltd., began producing solid-sawn flooring I-joists in May of 2003 reaching commercial production in the third quarter as expected. The expansion of the La Dore, Quebec sawmill to produce finger-jointed lumber is on schedule and on budget.

On July 17, 2003, a North American Free Trade Agreement panel (NAFTA) issued its decision on the anti-dumping duty, ordering the U.S. Department of Commerce (USDOC) to recalculate its flawed determination of duties on individual Canadian companies. As a result of the recalculation, the new rate for Abitibi-Consolidated is expected to be slightly reduced. On July 30, 2003, the U.S. industry representatives rejected a proposal to settle the dispute. On August 13, 2003, a NAFTA panel issued its decision on the countervailing duty, ruling that the method used by the USDOC to measure the benefit of the alleged subsidies was contrary to law. On September 5, 2003, a NAFTA panel rejected all major arguments brought by the U.S. International Trade Commission (USITC) to justify the "threat of injury to a U.S. industry". If the "threat of injury to a U.S. industry" is not proven, there is neither justification to impose countervailing nor anti-dumping duties. The USITC has 100 days to present their arguments. The Company continues to believe that stability will return to the lumber market once this current dispute is resolved. Abitibi-Consolidated has paid and expensed $20 million for countervailing and anti-dumping duties during the third quarter of 2003 and $59 million for the nine-month period ended September 30, 2003.


OTHER SIGNIFICANT EVENTS

On October 17, 2003, one of the three rating agencies that rate the Company's debt instruments placed the debt ratings of the Company under review for possible downgrade. In the event of a downgrade, the Company does not expect its current financial expenses to be materially impacted.

On September 10, 2003, Pan Asia Paper Co. Pte Ltd, a 50 percent joint-venture of Abitibi-Consolidated, announced the creation of a 65-35 percent joint venture with Hebei


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Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill will begin during the first quarter of 2004 and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. The newsprint will be produced from 100 percent recycled fiber. The project represents an investment of approximately US$300 million without any direct cash contribution from the PanAsia's joint-venture partners.

On September 12, 2003, the Company extended to November 28, 2003 its Small Shareholder Selling Program that enables registered and beneficial shareholders who own 99 or fewer common shares of Abitibi-Consolidated, to sell their shares without incurring any brokerage commission.

Since January 1, 2003, Abitibi-Consolidated has had an option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount. Because of this option, in accordance with GAAP, the Company is deemed to control the Alabama joint-venture. Consequently, Abitibi-Consolidated has included the Alabama joint-venture's complete financial results, assets and liabilities in its Consolidated Financial Statements as of that date, adding US$65 million of debt to its balance sheet as at September 30, 2003 compared to US$80 million as at January 1, 2003.

On September 19, 2001, the Company entered into a partnership (Exploits River Hydro Partnership) with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The first phase of the project is producing power and has passed the necessary tests for final approval by Newfoundland and Labrador Hydro. Commissioning of the second and final phase was started at the end of September and should be completed in the fourth quarter of 2003.


DIVIDENDS

On September 9, 2003, the Company's Board of Directors declared a dividend of $0.025 per share payable on October 1, 2003 to shareholders of record as at September 19, 2003.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $27 million, or $0.06 per share, for the third quarter ended September 30, 2003, compared to $33 million, or $0.08 per share, in the corresponding period of 2002. The reduced cash flows from operating activities is mainly due to lower operating results from continuing operations, partly offset by the reduction in cash required for operating working capital components, specifically lower accounts receivable.


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

Capital expenditures were $162 million for the nine-month period ended September 30, 2003 compared to $146 million in the corresponding period last year. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is progressing both on schedule and on budget. The $181 million project to convert the newsprint machine at the Alma, Quebec mill to Equal OffsetTM began in the first quarter of 2003. Engineering work is progressing and major equipment components have been ordered. Equipment deliveries have started and on site construction is progressing. The project is both on budget and on schedule for a start-up in the second quarter of 2004. In light of existing market conditions, the Company has reduced its capital expenditures program by 12% to approximately $265 million in 2003.

Total long-term debt amounted to $5,124 million for a ratio of net debt to total capitalization of 0.61, as at September 30, 2003, compared to $5,633 million or a net debt to total capitalization ratio of 0.635 at December 31, 2002. The reduction of $509 million of long-term debt is due to the strengthening of the Canadian dollar since most of the Company's debt is denominated in U.S. currency. This reduction is partly offset by the consolidation of 100% of the Alabama joint-venture. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at September 30, 2003 was $501 million compared to $472 million at December 31, 2002.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended September 30, 2003, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related Consolidated Financial Statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


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FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operate and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger acquisitions other business combinations or divestitures that may be announced or completed after such statements are made.


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